ELEMENT 🌱 FARMS

florence, nj

&

PUREspinach
LOCALLY GROWN

We are a **technology-enabled** produce company.

We grow and sell the best spinach in the world

A better tasting spinach

same seed,
more nutritious

Locally-grown, everywhere we go

constant yield year-round,
in all locations and climates

Pesticide-free and ultra-fresh

harvest to shelf in
under 24 hours

There is a big gap for spinach in the market



Farmers' Market



Sold in bulk

Unbranded

Inconsistent Quality

Exposed to Contaminants



Supermarket



Packaged

Imported / Not Fresh

Bland Taste

Chlorine Washed

Year-round local spinach is the next big thing

Local produce market in US

9% growth | $12 Billion (annual sales)**

Total US fresh spinach

$1.1 Billion (annual sales)*

Total US fresh leafy greens

$8 Billion (annual sales)*

* USDA data
** A.T. Kearney's "Firmly Rooted, the Local Food Market Expands"

Year-round local spinach is also impossibly tricky

Hydroponic farmers don't have the tools & know-how



– "We are highly interested in spinach as a crop but do not have a reliable way of producing it."



– "We tried growing spinach in multiple facilities but failed."

Field-farmers are constrained by climate and disease issues

95% of spinach sold in US comes from California & Arizona

2006 E.Coli outbreak in spinach has infected 199 individuals*

Field-farming of spinach is regularly interrupted by mildew outbreaks

* Centers for Disease Control and Prevention "Outbreak Summary" (2006)

We have a **solution**

Solving 3 key issues related to commercial scale greenhouse spinach production
creating a superior production method for all leafy greens



Higher Leaf Quality

dynamic spectrum LED fixtures
& unique controls algorithm
for exceptional taste and shelf-life



Safer Process

unique processes in irrigation
and crop handling
for prevention of pathogens



Efficient Production

custom designed seeding
and harvesting equipment
for consistency & cost-efficiency

 Pending Process Patent

We use cutting-edge technology

Conventional Hydroponics
for leafy greens

 **Manual Operations**

 **Low-capacity
Supplemental Lighting**

 **Re-circulating
Water & Nutrients**

Element Farms Hydroponics

 **Automated Operations**

 **High-capacity
Intelligent Lighting**

 **Carbon-Dioxide
Supplementation**

 **Multi-cycle Irrigation**

Superior to conventional methods

Production advantages



resource efficient

20x yield
per sqft

90% less water
per lbs



time efficient

14 day vs 30 day
crop cycle

1 day vs 6 days
to shelves

Marketing advantages



local & sustainable

Zero agricultural
runoff

Local distribution
reduces carbon emissions



nutritionally superior

Higher in Iron, Zinc
& Magnesium*

Lower in Sodium
and heavy metals

* Cornell Nutrient Analysis Laboratory test results (February 9, 2017)

Superior tasting product



PureSpinach

Blind Taste Test N=100	"Spinach A" PureSpinach	"Spinach B" Field-grown
Preference (%)	62	38
"Flavorful"	18	5
"Juicy"	16	1
"Sweet"	7	4
"Earthy"	6	4
"Crispy"	5	4
"Negative after-taste"	0	6



Wegmans Organic

"This [PureSpinach] *is* what spinach should taste like*... but this* [field-grown] *is what I am used to"*

Conventional Produce Model

field-grown in CA/AZ, shipped nationally



Producer → **Brand Owner** (Washing & Packing) → **Distributor** → **Retailer**

6+ days

Element Farms Model

greenhouse-grown locally, shipped less than 100 miles



Greenhouse (Production & Packing) → **Retailer**

<24 hours

50% Higher Gross Margin

30% Less Energy & CO_2

2x Product Shelf Life

We are getting traction – fast



Revenue / month	$895	$2,292	$6,376	$7,225	$7,570	$8,344	$9,858	$9,563	$12,587	+$14,000
# of Retail locations	1	2	4	5	5	7	8	8	11	12
	Feb '18	Mar '18	Apr '17	May '18	Jun '18	Jul '18	Aug '18	Sept '18	Oct '18	Nov '18

R&D production and scale up

Rutgers EcoComplex Research & Demonstration Greenhouses

Florence, NJ



Current production   Scale up



We have a national expansion plan

10 greenhouses servicing 14 metro areas


SEATTLE
SAN FRANCISCO
LOS ANGELES
SAN DIEGO
PHOENIX
DENVER
SAN ANTONIO
DALLAS
HOUSTON
CHICAGO
INDIANAPOLIS
WASHINGTON DC
NEW YORK
PHILADELPHIA

Population Growth

Household Income

Size of Metro Area

Team



Serdar Mizrakci

CEO

B.S Industrial Eng [Sabanci '11]
MBA [Cornell '17]
2x Entrepreneur

Formerly founded robotics company,
managed product at HP, Inc.

Expertise in manufacturing and
business development



Danny Janeczko

CTO / Head Grower

B.S Biological Eng [Cornell '17]
M.S Biological Eng [Cornell '17]
Lester B. Knight Scholar

Worked in pharmaceutical
process development and
horticultural research

Expertise in hydroponics and
process design



Maya Kutz

Food Safety Manager

B.S Engineering Sci [Smith' '15]
Postbac Greenhouse Practices
[NY Botanical Gardens '17]

Former Hydroponic/Aquaponic
Science & Technology Program
Assistant at Cornell University

5 years of professional growing
experience



Nazlican Goksu

Branding/Marketing

B.A Product Design [CSM '12]
Postbac Anthropology [Columbia '14]
2x Entrepreneur

Formerly founded design studio,
+37 Studio for design
Works at IDEO as Design Researcher

Expertise in product design and
brand management

Main Advisors



Neil S. Mattson

CEA Industry Expert

Associate Prof. and Greenhouse
Extension Specialist at Cornell
University

GPN Magazine 40 Under 40 '15

Expertise in hydroponic leafy
greens and environmental
control systems



David Specca

Crop Production Expert

Assistant Director for Controlled
Environment Agriculture and
Bioenergy at the Rutgers
University EcoComplex

+20 years of experience
growing hydroponic crops

Advisor to +10 CEA businesses
Owner, Specca Farms



Manoj Thomas

Marketing Guru

Director, Business Simulation Lab
Associate Prof. of Marketing at
Cornell University

Co-author of the book 'Why
People (Don't) Buy'

Expertise in purchasing patterns
and product positioning

We are redefining fresh.


LOCALLY GROWN
PUREspinach
Tender & Sweet
BABY SPINACH WITH MICRO SPINACH
Rich in Iron, Zinc and Omega-3
PESTICIDE FREE
NON-GMO
Grown with care at our greenhouse farm in the town of Florence, New Jersey. This produce was grown using renewable energy without any use of pesticides and harvested a single time when the leaves are sweet and tender. Unwashed for maximum shelf life and freshness. Please keep refrigerated.
purespinach.com
net 4.5 oz (127 gr)
BEST BY:
LOCALLY GROWN
PUREspinach
Sweet & Peppery
BABY ARUGULA AND SPINACH MIX
Rich in Iron, Potassium and Omega-3
PESTICIDE FREE
NON-GMO
Grown with care at our greenhouse farm in the town of Florence, New Jersey. This produce was grown using renewable energy without any use of pesticides and harvested a single time when the leaves are sweet and tender. Unwashed for maximum shelf life and freshness. Please keep refrigerated.
purespinach.com
net 4.5 oz (127 gr)
BEST BY:
LOCALLY GROWN
PUREspinach
Sweet & Tender
BABY KALE AND SPINACH MIX
Rich in Iron, Potassium and Omega-3
PESTICIDE FREE
NON-GMO
Grown with care at our greenhouse farm in the town of Florence, New Jersey. This produce was grown using renewable energy without any use of pesticides and harvested a single time when the leaves are sweet and tender. Unwashed for maximum shelf life and freshness. Please keep refrigerated.
purespinach.com
net 4.5 oz (127 gr)
LOCALLY GROWN
PUREspinach
Sweet & Spicy
MUSTARD GREENS AND BABY SPINACH MIX
Rich in Iron, Potassium and Vitamin K
PESTICIDE FREE
NON-GMO
purespinach.com
net 4.5 oz (127 gr)

Appendix

The most resource efficient model in indoor farming landscape

					
In Home **Systems**	**Container** **Farm**	**Soil-Based** **Greenhouse**	**Indoor Vertical** **Farm**	**Aquaponic** **Greenhouse**	**Hydroponic** **Greenhouse**
Small standardized growing unit for use by consumers in home settings.	Standardized, self-contained growing unit that employs vertical farming systems with artificial lighting	Translucent, climate controllable structure where plant are grown in soil	Fully enclosed and opaque room with a vertical hydroponic, aeroponic, and/or aquaponic system. Artificial lights are used.	Translucent, climate controllable structure where plant are grown in water that has been used to cultivate aquatic organisms (i.e. fish)	Translucent, climate controllable structure where plant are grown in water as opposed to soil benefiting from natural sun light

Resource efficiency from least efficient to most efficient →

Element Farms has the highest revenue per square foot compared to other crops*

Average Annual Revenue ($/sqft)



* Agrilyst's September 2016 report: *State of Indoor Farming*

Industry problem: supply is unreliable



Spring Mix
Excellent source of Vitamins A, C & Iron
Your purchase supports Olivia's Organics Children's Foundation.
Due to a mildew issue in CA we can not get organic Spinach. We don't know when it will be back in. Thanks for your understanding!

Sign at GreenStar Coop in Ithaca, NY

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LEAF LOW Spinach is like 'gold dust' in supermarkets after heavy rain in Spain damages crops
Sainsbury's, Tesco and Waitrose have a shortage of spinach in store and online
2+ DAYS
Redmere Farms Spinach 200G
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Fresh And Naked Spinach 125G
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Tesco Leaf Spinach 900G
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"Apologies, for the next three weeks we will experience a shortage of spinach, due to torrential rain in Southern Spain… We are working closely with growers to maximize availability whilst ensuring that our quality standards are met…"

Consumers value local, fresh, and healthy



| Mother of two | Shops at Whole Foods | Prepares food at home |
| Lives in NYC | Reads nutrition facts | Uses greens in every meal |

Consumers **can not** find a spinach product worthy of brand loyalty

Awards

**Cornell Entrepreneurship
Kickoff Event**
September 2016

Finalists

**Entrepreneurship
Summit NYC**
November 2016

First Place

**Bangkok Business
Challenge**
February 2017

Best Business Plan
& Presentation

**Hemmeter Entrepreneurship
Award**
May 2017

Best Business
Plan

